1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
TIINA VAISANEN Tiina.vaisanen@dechert.com +1 212 649 8727 Direct +1 212 698 3599 Fax

February 21, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Deborah O’Neal-Johnson, Division of Investment Management

Re:	Old Westbury Funds, Inc. (the “Registrant”)
(File Nos. 033-66528 and 811-07912)

Dear Ms. O’Neal-Johnson:

Thank you for your telephonic comments received on February 1, 2018 regarding Post-Effective Amendment No. 68 to the registration statement on Form N-1A for the Registrant with respect to Old Westbury All Cap ESG Fund (the “Fund”), a new series of the Registrant, filed with the Securities and Exchange Commission (the “Commission”) on December 15, 2017. The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that will be made to the registration statement in Post-Effective Amendment No. 69 thereto (the “Amendment”) in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

Comment 1.	The Staff notes that the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings.

Response 1.	We hereby acknowledge the Staff’s comment.

Comment 2.	Please provide the completed fee table and expense example in correspondence to the Staff in advance of filing the Amendment.

Response 2.	The completed fee table and expense example, which will be included in the Amendment, are as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.75%
Other Expenses[1]	0.50%
Total Annual Fund Operating Expenses	1.25%
Less Fee Waiver[2]	(0.25)%
Total Annual Fund Operating Expenses After Fee Waiver[2]	1.00%

1 “Other Expenses” are based on estimated amounts for the current fiscal year.

2 The Adviser has contractually committed through October 31, 2019 to waive its advisory fees to the extent necessary to maintain the net operating expense ratio of the Fund, excluding Fund transaction costs, investment interest expense, dividend expenses associated with securities sold short and Acquired Fund Fees and Expenses (if any), at 1.00%. This commitment may not be changed or terminated at any time before October 31, 2019 without the approval of the Board of Directors.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated below and then redeem all of your shares at the end of these periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the contractual expense limitation). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$102	$354

Comment 3.	Please confirm whether the Adviser can recoup any fees that have been waived pursuant to a fee waiver agreement, and, if so, please include the terms and conditions of any such recoupment in the appropriate footnote to the “Fees and Expenses” table.

Response 3.	The Adviser will not recoup waived fees pursuant to a fee waiver agreement. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Comment 4.	Please confirm whether dividend and interest expenses on securities sold short are included in the fee table.

Response 4.	While the Fund may engage in short sales as an investment strategy, it is not anticipated that the expenses incurred associated with short sales (i.e., interest and dividend expenses) will be so extensive as to adjust the fee table presentation.

Comment 5.	The Staff notes that the Fund’s name includes the term “ESG.” Pursuant to Rule 35d-1 under the Investment Company Act of 1940, please revise the “Fund Summary – Principal Investment Strategies” section to include an 80% policy with respect to the Fund’s investments in ESG securities.

Response 5.	The registration statement has been revised accordingly.

Comment 6.	Please disclose in the “Fund Summary – Principal Investment Strategies” section how the ESG level of the Fund is determined.

Response 6.	The registration statement has been revised accordingly.

Comment 7.	Please add disclosure to the “Fund Summary – Principal Investment Strategies” section regarding any specific criteria for evaluating what constitutes an “ESG” company.

Response 7.	The registration statement has been revised accordingly.

Comment 8.	The Staff notes that the Adviser’s investment process considers the “attractiveness” of a security. Please confirm whether securities that the Adviser considers attractive are sourced from a list of companies and ESG scores maintained by a third-party vendor.

Response 8.	The reference to the “attractiveness” of a security has been removed. We hereby confirm that ESG scores are provided to the Fund and the Adviser by a third-party vendor.

Comment 9.	Please clarify in the “Fund Summary – Principal Investment Strategies” section the types of “fundamental factors” that are taken into consideration when determining a company’s ESG score. For example, please explain how each of the environmental, social and governance factors are weighted in a company’s overall ESG score.

Response 9.	The registration statement has been revised accordingly.

Comment 10.	Please revise the “Additional Information About the Fund – Risks of Investing in the Fund – ESG Focus Risk” section to include specific environmental, social or political risks that may negatively impact an ESG company’s valuation. If the ESG scores are provided by a single third-party vendor, please include risk disclosure regarding such third-party vendor’s rating methodology.

Response 10.	The registration statement has been revised accordingly.

Comment 11.	The Staff notes that the Fund’s investment goal is not a fundamental policy. Please indicate whether notice will be provided to shareholders regarding any changes to the Fund’s investment goal, as well as when and how such notice will be provided.

Response 11.	The Fund’s investment goal is non-fundamental and, accordingly, may be changed without shareholder approval. The Fund does not have a specific policy regarding provision of advance notice in the event of a change in the Fund’s investment goal and the Registrant will consider whether advance notice to shareholders is appropriate based on the nature and extent of the change. The Registrant believes the current disclosure is appropriate and, accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Comment 12.	If the Fund’s 80% policy, as discussed in Comment 5 above, is not fundamental, please disclose that notice will be given to shareholders at least 60 days before any changes to the Fund’s 80% policy are enacted.

Response 12.	The Fund’s 80% policy is non-fundamental and, accordingly, may be changed without shareholder approval. Shareholders will receive at least 60 days’ prior notice before any changes to the Fund’s 80% policy are enacted, and the registration statement has been revised accordingly.

Comment 13.	In the “Additional Information about the Fund – Risks of Investing in the Fund – ESG Focus Risk” section, it is stated that “ESG factors may be evaluated differently by different managers, and may mean different things to different people.” Please elaborate on this statement and provide the factors that such managers will consider when evaluating ESG factors.

Response 13.	We have removed the referenced sentence. We respectfully note that the various ESG factors that are considered are described in the Fund’s investment strategy.

Comment 14.	If the Fund discloses its portfolio holdings on a website, please disclose the website in the “Additional Information about the Fund – Disclosure of Portfolio Holdings” section.

Response 14.	The Fund does not have a website. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Comment 15.	In the section of the Statement of Additional Information titled “Investment Restrictions,” in regards to the discussion of the Fund’s 25% investment concentration policy in any one particular industry, please include disclosure that the Fund will consider the concentration of underlying investment companies when considering compliance with its industry concentration policy.

Response 15.	We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate. The Registrant is not aware of any Commission requirement to look-through to an underlying fund’s holdings when determining compliance with the Fund’s industry concentration limit.

* * * * *

If you have any questions, please feel free to contact me at (212) 649-8727.

Very truly yours,

/s/ Tiina E. Vaisanen
Tiina E. Vaisanen
- 5 -